Exhibit 8.1 — Subsidiaries
Organizational Structure.
Corporate Structure
Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which included the following:

Name of Entity	Country of Incorporation	Ownership %
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Central Coast Properties Pty Ltd	Australia	100
Phytosearch Pty Ltd	Australia	100
Phytogen Pty Ltd	Australia	100
Glycotex Pty Ltd	Australia	100
Norvogen Pty Ltd	Australia	100
Novogen Inc	USA	100
Glycotex Inc	USA	84.3
Novogen Limited(UK)	UK	100
Promensil Limited	UK	100
Novogen BV	Netherlands	100
Novogen New Zealand Limited	New Zealand	100
Novogen Canada Limited	Canada	100
Marshall Edwards, Inc.	USA	86.9
Marshall Edwards Pty Limited*	Australia	86.9

*	Owned indirectly through Marshall Edwards, Inc.